UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06033861

RECD S.E.C.
APR 21 2006
1088

April 18, 2006

William L. Respess
Senior Vice President, General Counsel
and Secretary
Nanogen, Inc.
10398 Pacific Center Court
San Diego, CA 92121

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/18/2006

Re: Nanogen, Inc.
Incoming letter dated March 23, 2006

Dear Mr. Respess:

This is in response to your letter dated March 23, 2006 concerning the shareholder proposal submitted to Nanogen by Peter Buchta. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 01 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Peter Buchta
35 Oswald Place
Staten Island, NY 10309

NANOGEN®

William L. Respess
Sr. Vice President, General Counsel

<u>*VIA FEDERAL EXPRESS*</u>

March 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8(e)(2)
<u>No Action Request for Exclusion of Stockholder Proposal</u>

Ladies and Gentlemen:

This letter requests your concurrence with the conclusion of Nanogen, Inc., a Delaware corporation ("Nanogen"), that it can exclude from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders ("2006 Proxy Materials") a stockholder proposal (the "Proposal") that it received via email from Peter Buchta on February 24, 2006. Mr. Buchta's email and the Proposal are attached to this letter as Exhibit A.

Nanogen believes that it may properly exclude the Proposal from its 2006 Proxy Materials because Mr. Buchta failed to submit the Proposal in a timely manner pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nanogen's proxy statement released to stockholders for its 2005 annual meeting of stockholders was dated April 29, 2005. Accordingly, pursuant to Rule 14a-8(e)(2), December 31, 2005 was the latest date for a stockholder to submit a proposal for inclusion in Nanogen's 2006 Proxy Materials. This submission deadline is clearly stated on page 35 of Nanogen's 2005 proxy statement. Nanogen received the Proposal on February 24, 2006 via email. Therefore, Nanogen intends to exclude the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(e)(2).

Rule 14a-8(j) provides that a company must file its Rule 14a-8 no action request no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Securities and Exchange Commission (the "Commission"). The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates "good cause" for missing the deadline line. The Commission staff has stated that the most common basis of the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the Proposal until after the 80-day deadline had passed. See Staff Legal Bulletin No. 14B (CF) (avail. Sept. 15, 2004). As of today's date, Nanogen anticipates filing its definitive proxy statement for its 2006 Annual Meeting of Stockholders on or about April 29, 2006. Nanogen did not receive the Proposal until February 24, 2006, or after 80-day deadline had passed. Therefore, Nanogen respectfully requests that the staff waive the 80-day deadline on the basis of a showing of good cause under Rule 14a-8(j).

For the foregoing reasons, we respectfully request that the Staff of the Division of Corporation Finance concur that Nanogen may properly exclude the Proposal from its 2006 Proxy Materials and that it will not recommend any enforcement action to the Commission if Nanogen excludes the Proposal from its 2006 Proxy Materials. In addition, Nanogen requests that the Staff waive the 80-day requirement on the basis of a showing of good cause under Rule 14a-8(j) because Nanogen did not receive the Proposal until after the 80-day deadline had passed.

Enclosed pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Buchta informing him of our intention to exclude the Proposal from the 2006 Proxy Materials.

If you have any questions or require additional information concerning this request, please call me at 858.410.4702 or Scott Karchmer at Morgan, Lewis & Bockius LLP at 415.442.1091. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at 858.410.4949 when it is available.

Sincerely,

William L. Respess
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Peter Buchta
35 Oswald Place
Staten Island, NY 10309

Scott D. Karchmer
Morgan, Lewis & Bockius LLP

EXHIBIT A

Reeves, Debbrah

From: Respess, Larry
Sent: Thursday, March 23, 2006 12:24 PM
To: Reeves, Debbrah
Subject: FW: Proposals for next shareholder meeting.

-----Original Message-----
From: Ludvigson, David
Sent: Friday, February 24, 2006 8:15 AM
To: Respess, Larry; skarchmer@morganlewis.com
Subject: FW: Proposals for next shareholder meeting.

I assume this person is a shareholder and would like to make some shareholder proposals. Who and how should we respond?

David

-----Original Message-----
From: Peter Buchta [mailto:pbuchta1@earthlink.net]
Sent: Friday, February 24, 2006 6:51 AM
To: Ludvigson, David
Subject: Proposals for next shareholder meeting.

David:

Below are proposals that I wish made known to management at the next shareholders meeting. Please forward information on who I should address these too.

Best,

Peter.

Peter Buchta
35 Oswald Place
Staten Island, NY 10309

Following proposals:

Shareholderâ€™s proposal to terminate all incentive programs for management and employees.

1. Termination of all incentive programs including stock options, warrants, etc. This will in effect terminate all existing options programs with all Nanogen management and employees. This includes all programs currently proposed, or in operation.

Shareholderâ€™s proposal to limit managerial salaries

1. Upper managerial salaries from VP on up shall be tied to company performance and dividends paid to investors from companyâ€™s profits.
2. Salaries of current CEO, CFO, and chairman of BOD shall be frozen and tied to company performance as stated in 1.

Shareholderâ€™s proposal to limit terms of service by Chairman of Board of Directors

1. Terms of service shall be construed to the following terms listed below.
2. The BOD shall have no voting over ride in the matter. Terms of service shall be applicable for all Chairmen.
3. The normal term of service for the Chairmanâ€™s position shall be 2 years.

EXHIBIT A

4. The normal limits on terms of service shall be 2 consecutive terms.
5. The only exceptions to the rules are as follows:
a. Chairman holds more than 5% vested in stock or, b. Company has shown a profit for the time that the Chairperson has been in office and c. Company has paid dividends to their shareholders during the Chairpersonâ€™s tenure.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 18, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nanogen, Inc.
Incoming letter dated March 23, 2006

The proposal relates to compensation and the chairman of the board.

There appears to be some basis for your view that Nanogen may exclude the proposal under rule 14a-8(e)(2) because Nanogen received it after the deadline for submitting proposals. We note your representation that Nanogen received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Nanogen omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Nanogen did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Nanogen's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel